

June 19, 2012

<u>Via Email</u>
Julie A. Dill
President and Chief Executive Officer
Spectra Energy Partners GP, LLC
5400 Westheimer Court
Houston, TX 77056

   Re: Spectra Energy Partners LP
     Form 10-K for the fiscal year ended December 31, 2011
     Filed February 28, 2012
     File No. 001-33556

Dear Ms. Dill:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Andrew D. Mew

        Andrew D. Mew
        Accounting Branch Chief